 September 29, 2020

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: DeCarlo McLaren
Re: Guggenheim Strategic Opportunities Fund (File Nos. 333-230474 and 811-21982) (the “Registrant”)
Dear Mr. McLaren:
On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) staff on Post-Effective Amendment No. 3 (“PEA #3”) and Amendment No. 29 to the registration statement of the Registrant filed on July 31, 2020.  The SEC staff’s comments were conveyed via a telephone conversation between you and Jeremy Sperlazza of Dechert LLP on September 15, 2020.  Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted.  A summary of the SEC staff’s comments followed by the responses of the Registrant are set forth below:
1.	Comment: Please complete or provide information in all instances that are currently blank or bracketed in the next registration statement filing.
Response: The Registrant has provided the requested information.
2.
Comment: On page (iii) of the prospectus, in the paragraph beginning “You should read this Prospectus…,” please state that the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http://www.sec.gov) as required by General Instruction F.(4)(c)(2).

Response: The Registrant has added the requested disclosure.
3.	Comment: Prior to filing the effective version of the registration statement, please provide via EDGAR correspondence the completed fee table and expense example.
Response: The Registrant has provided the fee table and expense example below:

Shareholder Transaction Expenses
Sales load (as a percentage of offering price)	—(1)
Offering expenses borne by the Fund (as a percentage of offering price)	0.60%(1),(2)
Dividend Reinvestment Plan fees(3)	None

Annual Expenses	Percentage of Average Net Assets Attributable to Common Shares(4)
Management fee(5)	1.00%
Interest expense(6)	0.04%
Acquired fund fees and expenses(7)	0.08%
Other expenses(8)	0.17%
Total annual expenses(9)	1.29%
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(1)
If Common Shares to which this Prospectus relates are sold to or through underwriters, the Prospectus Supplement will set forth any applicable sales load and the estimated offering expenses borne by the Fund.

(2)
The Adviser has incurred on behalf of the Fund all costs associated with the Fund’s registration statement and any offerings pursuant to such registration statement. The Fund has agreed, in connection with offerings under this registration statement, to reimburse the Adviser for offering expenses incurred by the Adviser on the Fund’s behalf in an amount up to the lesser of the Fund’s actual offering costs or 0.60% of the total offering price of the Common Shares sold in such offerings. Amounts in excess of 0.60% of the total offering price of shares sold pursuant to this registration statement will not be subject to recoupment from the Fund. The expense limitation agreement will be in effect for the life of the registration statement with respect to all Common Shares sold pursuant to the registration statement and may only be terminated by the Board of Trustees of the Fund.

(3)	You will pay brokerage charges if you direct the Plan Agent to sell your Common Shares held in a dividend reinvestment account. See “Dividend Reinvestment Plan.”
(4)	Based upon average net assets applicable to Common Shares during the year ended May 31, 2020.
(5)
The Fund pays the Investment Adviser a fee, payable monthly in arrears at an annual rate equal to 1.00% of the Fund’s average daily Managed Assets (as defined herein). The fee shown above is based upon outstanding Financial Leverage of 8.7% of the Fund’s Managed Assets. If Financial Leverage of more than 8.7% of the Fund’s Managed Assets is used, the management fees shown would be higher.

(6)
Includes interest expense on borrowings under the Fund’s committed facility agreement and reverse repurchase agreements, based on the Fund’s outstanding Financial Leverage as of May 31, 2020. The Fund has entered into a committed facility agreement pursuant to which it may borrow up to $80 million. As of May 31, 2020, outstanding Borrowings under the committed facility agreement were $19.3 million, which represented approximately 2.7% of the Fund’s Managed Assets as of such date. In addition, as of May 31, 2020, the Fund had reverse repurchase agreements outstanding representing Financial Leverage equal to approximately 6.0% of the Fund’s Managed Assets. As of May 31, 2020, the Fund’s total Financial Leverage represented approximately 8.7% of the Fund’s Managed Assets. The cost of Financial Leverage, including the portion of the investment advisory fee attributable to the assets purchased with the proceeds of Financial Leverage, is borne by Common Shareholders. The actual amount of interest payments on borrowed funds and interest expense on reverse repurchase agreements borne by the Fund will vary over time in accordance with the level of the Fund’s use of Borrowings and reverse repurchase agreements and variations in market interest rates.

(7)
Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year, reflecting the fees and expenses borne by the Fund as an investor in other investment companies during the most recently completed fiscal year and the expected investment of the proceeds of this offering.

(8)	Other expenses are estimated based upon those incurred during the fiscal year ended May 31, 2020.
(9)
The Total Annual Fund Operating Expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights and financial statements because the financial highlights and financial statements reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses, which are fees and expenses incurred indirectly by the Fund through its investments in certain underlying investment companies.

Example
As required by relevant SEC regulations, the following Example illustrates the expenses that you would pay on a $1,000 investment in Common Shares, assuming (1) “Total annual expenses” of 1.29% of net assets attributable to Common Shares and (2) a 5% annual return*:
	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred(1)	$13	$41	$71	$156
______________________
*
The Example should not be considered a representation of future expenses or returns. Actual expenses may be higher or lower than those assumed. Moreover, the Fund’s actual rate of return may be higher or lower than the hypothetical 5% return shown in the Example. The Example assumes that all dividends and distributions are reinvested at net asset value.

Assuming the Fund does not utilize Financial Leverage, the estimated total expenses incurred for the 1, 3, 5 and 10 year period would be $13, $40, $68 and $151, respectively.
(1) The example above does not include sales loads or estimated offering costs. In connection with an offering of Common Shares, the Prospectus Supplement will set forth an Example including sales load and estimated offering costs.

4.	Comment: Please confirm that the cover page of the next registration statement filing will include the appropriate checkboxes as required by Form N-2.
Response:      The Registrant confirms that the cover page of the effective version of the registration statement will contain the appropriate checkboxes under Form N-2.
*      *      *
Please call Allison Fumai at Dechert LLP at 212.698.3526 or Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if they may assist you in any way.
Very truly yours,

/s/ Mark E. Mathiasen

Mark E. Mathiasen
Secretary

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